Hi everyone,

Many of you are aware that I've been working on a new luxury boutique glamping business called Posh Outdoors.   We expect to go live with a public RegCF capital raise later this month and we're testing the waters with a handful of people in the networks of each of the founders.   Below is a link to the working draft of our campaign page for your review.   We'd love for you to join the round under the early bird terms.   You can reserve a spot without a firm commitment to close (it does require depositing funds into a refundable account on the WeFunder platform).   Let me know a good time to connect and discuss.

https://wefunder.com/poshoutdoors

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.